2002 Annual Report












iCAD
intelligent CAD



# Table of Contents





# Letter from the CEO



**W. Scott Parr**
*President,*
*Chief Executive Officer,*
*and Director*

July 28, 2003

Fellow Shareholders,

Each of us has faced the challenges and anxieties associated with breast cancer personally, whether directly or through a family member or friend. At *i*CAD, Inc., we are passionate about the ability of our computer aided detection technology to help radiologists identify breast cancer earlier, permitting less invasive and less expensive treatments, reducing disfigurement and emotional pain, and saving lives. We are committed to making computer aided detection, or "CAD" as it is referred to in our industry, increasingly affordable and accessible to all women at risk. We believe strongly that women must not be denied the benefits of early cancer detection because their breast care provider can not afford to buy or maintain a CAD system.

On June 28, 2002, little more than one year ago, our Company's name was changed to *i*CAD, Inc. At that time, we brought together Intelligent Systems Software, Inc., an innovative software company accomplished in computer aided detection technology and Howtek, an established and respected manufacturer of medical digitizing hardware. Our objective was to vertically integrate cancer detection software development and film digitizer design, development and manufacture to improve cancer detection performance while substantially reducing production and other costs. This has created, a significantly improved business opportunity for *i*CAD, in what outside analysts estimate will be a $2.1 billion industry over the next eight years and the fastest growing segment of the breast imaging market. This anticipated market expansion is supported in part by increasing coverage and reimbursement of CAD procedures by government and private health insurers.

Our merger, and the successful vertical integration of CAD software and hardware development it has permitted, have made possible *i*CAD's recent development and demonstration of a fundamentally new category of computer aided detection equipment. Our new *i*CAD *i*Q™ CAD system, which is built on a new imaging technology platform invented by *i*CAD, reduces the complexity, size and cost of CAD solutions, while improving reliability and ease of use. We have announced and demonstrated the *i*CAD *i*Q and expect to be delivering the systems to customers in the fourth quarter of 2003.

Today, we believe most CAD systems have been installed at mammography facilities with comparatively high patient volumes and the financial resources necessary to make a substantial capital investment. A recent FDA survey, however, indicates that almost two-thirds of all mammography facilities (over 6,500 of the 9,300 total mammography facilities in the U.S.) perform twenty or fewer mammogram screenings a day. Currently available CAD solutions are difficult or impossible for these smaller, lower-volume facilities to afford. Notwithstanding budget constraints, however, these smaller facilities are under increasing economic, marketing and legal pressures to offer CAD capabilities to their patients. Women deserve, and are beginning to demand, CAD services from their health care providers, and our market studies reveal a growing demand for affordable CAD solutions among smaller mammography centers.

*i*CAD is pursuing a two-pronged business strategy. Our initial objective sought to establish a competitive position in the higher-volume segment of the mammography market on the basis of technological advantages. We are well on our way towards the accomplishment of this goal. Since FDA approval of our **MammoReader**™ computer aided detection system in January, 2002, *i*CAD has established itself with approximately a ten percent share in the existing "higher end" CAD market. In May 2003, the **MammoReader** was designated the top-rated CAD system for early breast cancer detection by *MD Buyline*, a primary independent evaluator of medical capital equipment. Other independent comparisons have also judged the *i*CAD system highly.

With the recent announcement of *i*CAD *i***Q**, we have targeted the lower-volume segment of the market on the basis of competitive cost advantages achieved through our vertically integrated corporate structure. We believe *i***Q** can provide our Company with a sustainable competitive advantage among smaller and more price-sensitive mammography and breast care centers. Our goal in developing the *i*CAD *i***Q** was to create a category-defining CAD system for this unserved market, relying on proprietary *i*CAD inventions and significant cost advantages to offer a simpler, more reliable and substantially less expensive CAD solution.

*"Women deserve, and are beginning to demand, CAD"*

Furthermore, the *i***Q** will be available to mammography facilities that cannot afford the outright purchase of a CAD system through a simple fee-per-procedure program that we have branded *Click***CAD**™. Under the *Click***CAD** program, *i***Q** systems will be installed in qualified mammography clinics at no up-front capital cost. The clinics will then pay *i*CAD a fee approximating $6.50 for each CAD procedure performed, an amount that represents less than 30% of the standard $19.13 Federal reimbursement rate for such CAD procedures. This program will allow many mammography clinics to improve the health care delivered to women at risk, improve their marketing position in attracting and keeping patients concerned about breast cancer, reduce the legal risks associated with overlooking early-stage cancers, and increase their net revenues – all without a capital investment. We believe *Click***CAD** is an exciting program that uniquely positions *i*CAD as a provider of affordable CAD solutions to mammography clinics that have heretofore been "frozen out" of the market due to economic circumstances.

During the next several quarters, we plan to broaden the range of products and tools available to our target markets, but our underlying business model will remain the same. As the only vertically integrated company in our industry, we are using competitive costs and other advantages derived from vertical integration to expand the market for *i*CAD products. By doing so, we seek to increase *i*CAD's business opportunities and enhance shareholder value, while increasing the availability and effectiveness of early cancer detection. We expect to expand our range of product offerings to include application of CAD technologies to other diseases and risks, as we can make such solutions available and economically practical to move financially constrained health care providers.

In closing, on behalf of *i*CAD's management team and Board of Directors, I would like to thank all of our employees, customers, vendors and shareholders for sharing our vision and our commitment. I look forward to reporting upon our progress together during the balance of 2003.

Sincerely,



W. Scott Parr
*President & CEO*



# Our Mission

*We are dedicated to providing computer aided detection and other tools and solutions that enhance the ability of mammography and women's healthcare professionals to offer increasingly effective, accessible, and affordable medical services and care.*

*iCAD is proven to detect 23% of breast cancers an average of 14 months earlier*

### Earlier Breast Cancer Detection With iCAD

The American Cancer Society estimates that 211,000 new cases of invasive breast cancer will occur in the United States during 2003, and that over 40,000 women will die from the disease this year. Early detection of breast cancer greatly reduces the need for disfiguring, painful and emotionally traumatic surgery while significantly improving a woman's chances for survival. For these reasons, annual x-ray screening of the breast, or mammography, is recommended for all women beginning at age 40. Over 45 million such mammograms are conducted in the United States each year, with approximately five million additional women entering the mammography testing category over the next five years. Mammograms, however, are challenging images for radiologists to interpret. This difficulty, combined with the high volume of mammograms in a typical screening environment, causes an estimated 20-30%, or more, of identifiable breast cancers to be missed.

By significantly reducing the number of early stage breast cancers that are overlooked, Computer Aided Detection (CAD) of breast cancer solutions provided by *i*CAD, Inc. are proven to detect 23% of breast cancers an average of 14 months earlier than screening mammography alone. *i*CAD operates like a spell checker, identifying to the radiologist areas in a breast image that may be indicative of breast cancer and reducing the likelihood the radiologist will overlook those areas. In addition to providing enormous health, emotional and other benefits to women at risk, reduced oversight errors by radiologists are likely to reduce currently increasing malpractice claims in this area.



Early detection of breast cancer reduces the need for traumatic surgery a

# Our Technology and Products

*MD Buyline ranked iCAD first in every category*

***i*CAD**'s computer aided detection systems include proprietary cancer detection software technology and a medical film digitizer, of our own manufacture, together with standard computer and display equipment. Our CAD systems are in broad commercial use in the United States, and were recently honored as the top rated CAD system by *MD Buyline*, an independent medical products reporting service. *MD Buyline* gave ***i*CAD** first place ranking in every category that it surveyed. Additionally, we market and sell our film digitizers on a standalone basis, for a variety of medical image capture applications.

## *i*CAD Software Technology

The core of *i*CAD's computer aided detection technology is our cancer detection software, which has been developed to analyze a digitized or digitally acquired breast image, and recognize and mark images, patterns and features indicative of breast cancer. In addition to detection and analysis of indicators of breast cancer, including masses and calcifications, *i*CAD's CAD software is the only software to identify clinical asymmetries between the left and right breast as an additional indication that a cancer may be present. *i*CAD's cancer detection software is able to mark 91.5% of actual cancers, making it the most sensitive CAD software currently available. Continuing research and development contribute to regular upgrades to *i*CAD's cancer detection software, improving sensitivity, increasing processing speed and enhancing the software's ability to distinguish between actual cancers and cancer-like features.

## Film-*Based* Computer Aided Detection Pro

Based on our core Cancer Detection Software, *i*CAD is able to offer CAD systems in a variety of configurations, meeting the differing needs of mammography centers and clinics. Products can operate on a central, stand-alone basis, or can be networked to support a CAD workflow across different locations and sites. *i*CAD's systems can serve independent clinics through fully linked campuses in easy to upgrade extensions.

significantly improves a woman's chances for survival...

*i*CAD's **MammoReader** systems for computer aided detection of breast cancer are the only CAD systems designed on a relational database platform. This can improve productivity and reduce operating and capital costs at women's health centers by offering computer-assisted detection as an integrated or integration-ready part of current or anticipated informatics systems, digital imaging resources, and workflows. *i*CAD's **MammoReader II**™ system, with twin digitizers of our own manufacture, is the only CAD system available with redundant digitizer capability and the fastest and most productive system, by a large measure, in high volume mammography case processing.

*i*CAD's MammoReader systems are the top-rated CAD systems



To use *i*CAD's **MammoReader** system, the x-ray films taken during a screening mammogram are placed in the film digitizer component of the system. Film images are converted to digital form, permitting them to be "read," and analyzed, by sophisticated pattern recognition software, trained to recognize and identify features in the breast images indicating breast cancer. A report, including a reproduction of the breast images with areas warranting attention, is generated and printed for review by the radiologist. The same image and cancer map can be presented on a flat panel display located apart from the rest of the *i*CAD system components, at the radiologist's film viewing area. In each case, the radiologist first reviews films in a conventional manner, and next refers to the *i*CAD report or viewing screen as a check on the first review, and not a substitute for it.

creasing accurate diagnosis reduces malpractice cl... and




196

As a result of new *i*CAD inventions and significant, sustainable cost advantages, *i*CAD has developed and announced a new CAD system, designed specifically for smaller, more price sensitive mammography centers with small patient caseloads. In our new *i*CAD ***i*Q** model, based on new and proprietary *i*CAD technology, *i*CAD has drawn on its unique capabilities as a vertically integrated designer and producer of CAD software and x-ray digitizers to redefine the paradigm for CAD systems. The *i*CAD ***i*Q** system is designed to operate more like a simple fax machine than the complex, often confusing and maintenance intensive CAD systems currently available. *i*CAD has invested over two years of research in development of a new, integrated mammographic film digitizer and computer, which embeds *i*CAD's cancer detection software and operates on a compact, stand-alone basis.



Advantages of the *i*CAD ***i*Q** system include:

- Simplicity, ease of use and self-training of operators
- No installation or site preparation required
- Footprint comparable to an ordinary fax machine
- Increased reliability and reduced maintenance requirements
- Maintenance and repair by exchange shipments, like a fax machine
- Affordability

*i*CAD *offers a higher level of standard care*

The *i*CAD ***i*Q** will be offered for sale, and through *i*CAD's new innovative "*Click***CAD**" fee per procedure basis. *Click***CAD** allows the mammography facility to improve the health care it delivers to women at risk, improve its marketing position in attracting and keeping patients concerned about breast cancer, reduce legal risks, and add to mammography facility revenues – without a capital investment. We believe *Click***CAD** can give CAD more affordable access to the thousands of mammography facilities and the millions of women that they serve, who would otherwise be blocked from the higher level of standard care that CAD offers.

## Digital Mammography CAD Products

In addition to computer aided detection based on breast images acquired on x-ray film, *i*CAD has entered into development and marketing agreements with Fischer Imaging Corporation and Instrumentarium Corporation, to offer CAD for use with digital mammography systems that they manufacture and distribute. Digital mammography systems, eliminate film and the need to digitize such films by capturing the breast image directly on a digital sensor. *i*CAD's digital source **CompanionCAD™** system, for use with the Fischer digital mammography system, has been completed and is now in final testing.



## Medical Film Digitizer Technology And Products

*i*CAD manufactures film digitizers for use in our own CAD products, and for use in other applications. We believe we have a competitive advantage in the medical digitizer market, based on our development of film digitizers that utilize high energy, narrow-band red light, generated by an array of individually controlled, solid state, light emitting diodes (LEDs), to improve illumination of films and increase resulting image quality. This individually calibrated Red LED illumination technology avoids problems and disadvantages associated with use of common fluorescent light for film illumination, without the acquisition and maintenance costs commonly associated with film digitizers using laser illumination technology. As a result, our **MultiRAD**™ medical film digitizers are less expensive than existing competitive products with comparable capabilities, and are superior in performance to scanners previously available at comparable prices.

Capitalizing on our experience in breast imaging, *i*CAD has developed the ***FULCRUM***™ digitizer, a new, mammography film digitizer designed for fast, very high-quality scanning. The ***FULCRUM*** digitizer utilizes a proprietary Continuous Imaging Strip™ imaging and electro-optical technology invented by *i*CAD. A new "Red Hot™" light source that is specifically tuned to illuminate detail in mammograms and x-rays is combined with a fast, maintenance-free, full-width image sensor to capture the full fidelity of the breast image. Structural detail of up to 15 line pairs per millimeter and up to 4.4 optical densities can be captured from ordinary mammographic films. With maximum dynamic ranges of 4.2 or better, new Kodak and Fuji x-ray films have increased ability to register information in higher density or darker film areas – information that may be missed with most currently available digitizers, but falls within the detection range of *i*CAD's new ***FULCRUM*** digitizer line.

*i*CAD *leads the medical digitizer market*


iCAD

omputer aided detection solutions substantially saves money, saves time and incr

## Innovation, Research & Product Development

*i*CAD's continuing commitment to research and product development is reflected in our unique record of innovation and achievement. During 2002, *i*CAD was the recipient of a national *Tibbets Award* for unique technological innovations of particular significance and value to the community. More specifically, we have been responsible for a range of innovations in CAD products, including:



- the first and only CAD system to search for and mark clinical asymmetries as additional indicators of cancer
- the first free-standing, eye-level radiologist review station
- the ability to choose between soft copy and printed CAD results
- the first system to offer multiple radiologist viewing stations
- the first and only system that provides integration of relational database technologies to ensure patient history tracking and enhance integration with other information systems
- the first use of bar code labels to improve CAD workflow and reduce errors in case tracking
- the first CAD system supporting open architecture, standardized protocols and accessible data interfaces
- the first and only CAD company to offer the ability to share digitizers between CAD and medical picture archiving and communications ("PACS") systems
- the first and only dual digitizer CAD system
- the first digitizer designed for mammography and women's health applications
- the first and only support for distributed patient databases, allowing remote scanning and remote access to patient information and test results
- the first and only support for remote patient entry
- the first bi-directional support for hospital and mammography information systems
- the first leveraged operating lease for CAD systems
- the first fully-featured CAD system available at a price under $100,000

*ongoing research is focused on further improving cancer detection*

ses productivity...



# Our Company

*i*CAD, Inc. was established in 1984 and has sold and supported over 20,000 high quality, professional imaging systems worldwide, most of our own design and manufacture. In 2001, *i*CAD elected to concentrate on its industry leading medical imaging and women's health businesses. This goal was achieved in June, 2002 with the acquisition of an innovative software company offering computer aided detection systems for breast cancer. *i*CAD's headquarters and our ISO certified production and assembly facilities are located in southern New Hampshire, with software research and development facilities in Tampa, Florida.

*women's health is more than business at iCAD*

Today, *i*CAD is the only integrated hardware and software Company offering computer aided detection solutions. *i*CAD products are better integrated to substantially reduce costs at each step in the design, production and assembly process. Further, we believe *i*CAD's success in providing digitizers and software for medical picture archiving and communications (PACS) and telemedicine applications gives us the experience necessary for successful integration of CAD into networked and digital mammography environments. These distinctions provide a decided advantage to *i*CAD's customers.



*Maha Sallam*

Our commitment to beat cancer is embodied by the women and men at *i*CAD. Unlike many other companies in its industry, *i*CAD's commitment to women's health is reinforced by women in key management roles, including membership on the Board of Directors, the Company's Executive Vice President, Chief Financial Officer, Vice President of Medical Products and Director of Customer Services. The Company's Medical and Scientific Advisors are primarily women, more than half of our field sales representatives are professional women, and *i*CAD's principal contract manufacturer, is woman owned and managed. For many of the people running *i*CAD, women's health is more than business – it's our lives.

Identifying the primary s



*Jeannie Hagmeier (left), Janet Sterritt (center), and Annette Heroux (right)*



### *Critical Accounting Policies and Estimates*

In May 2002, the SEC proposed disclosure rules that would require registrants to include in Management's Discussion and Analysis a separate section regarding the application of critical accounting policies that discloses the critical accounting estimates that are made by a registrant in applying its accounting policies and information concerning the initial adoption of certain accounting policies that have a material impact on a registrant's financial presentation. Note 1 of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by the Company.

The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions. On an on-going basis, the Company evaluates its estimates related to the Allowance for Doubtful Accounts and the estimated useful lives of its fixed and identifiable intangible assets. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Revenue is recognized when products are shipped to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable.

Long-lived assets, such as intangible assets, other than goodwill, and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value. Goodwill is not amortized and is evaluated for impairment at least annually.

ns of cancer is likely to reduce currently increasing mammographic malpractice claims



## *Results of Operations*

*Overview*

The Company was incorporated in 1984 in the State of Delaware, as Howtek, Inc., and has sold and supported over 20,000 high quality, professional graphic arts, photographic and medical imaging systems worldwide. In 2001, *i*CAD elected to concentrate on its medical imaging and women's health businesses with an objective of expanding this business through increased product offerings.

The Company's CAD systems include proprietary software technology and a radiographic film digitizer manufactured by the Company, together with standard computer and display equipment. *i*CAD also manufactures medical film digitizers for a variety of medical imaging and other applications. The Company has established a wholly owned subsidiary, Howtek Devices Corporation, to manufacture and promote the Company's film digitizer products to third party customers. The Company believes that *i*CAD's experience in providing film digitizers and software for medical picture archiving and communications (PACS) and telemedicine applications contributes to the successful integration of the Company's CAD products into networked and digital mammography environments. The Company's headquarters and its production and assembly facilities are located in southern New Hampshire, with software research and development facilities in Tampa, Florida.

*iCAD is the only system to look for asymmetries*

At the end of the second quarter of 2002, consistent with the Company's intention to concentrate its efforts in the medical imaging and scanning business on higher margin medical and computer assisted detection applications and to seek licensees for its graphic arts and photographic product lines, the Company established non-cash reserves and took inventory adjustments associated with its graphic arts and photographic products, which totaled approximately $3.0 million as of September 30, 2002.

During the third quarter of 2002, the Company's first quarter of combined operations with ISSI, *i*CAD's management and directors evaluated the Company's organization and operations to identify and eliminate redundancies and inefficiencies created through the merger of Howtek, Inc. and ISSI. As a result, the Company eliminated three senior management positions and closed the Company's office in Boca Raton, Florida in 2003. These actions are intended to permit improved operating efficiencies while substantially reducing headcount and overhead. The Company recorded a one time charge of $884,000 during the third quarter of 2002 in connection with separation agreements negotiated with its former Chief Executive Officer and Vice President of Finance and costs of closing the Boca Raton office. The charge is included in general and administrative expenses in the consolidated statement of operations.

true asymmetry analysis allows for high sensitivity mass ar



During the fourth quarter of 2002, the Company concluded the licensing and divestiture of its graphic arts and prepress business line, and is no longer active in this area. In conjunction with the divestiture, all inventories, fixed assets and intangible assets related to the graphic arts and prepress business lines were written down to their estimated salvage values of $0 during the second quarter. The license agreement related to the discontinued product lines provided for the sales of all tangible and intangible assets related to the graphic arts and prepress business lines. Total consideration received by the Company for the sale of the assets amounted to $188,117 and was paid through the assumption of certain liabilities of the Company. In accordance with the licensing agreement any sales by the licensee will result in royalty revenue to the Company. Royalty revenues are earned as a flat fee for each unit sold by the licensee.

*i*CAD *and* ISSI *are responsible for a range of innovations in CAD products*

While *i*CAD believes it is poised to exploit application of CAD technology to additional practice areas, *i*CAD's research and development emphasizes the development or enhancement of products relating to the Women's health care practice, working to make CAD more affordable and more effective and accessible through enhanced integration with existing imaging and information sharing systems in the mammography clinic and hospital environment.

The Company reported profitable operations in the fourth quarter of 2002, an increase of 222% in medical sales from the fourth quarter of 2001, and excluding sales totaling $188,117 of previously written off inventory gross profit margins amounted to 65% in the fourth quarter of 2002.

*Merger with ISSI*

On June 28, 2002, the Company completed the acquisition of Intelligent Systems Software, Inc. pursuant to a previously reported plan and agreement of merger. The Company acquired all of the issued and outstanding capital stock of ISSI, a privately held company based in Boca Raton, Florida. In the merger, the Company issued a total of 10,400,000 shares of its common stock to the ISSI stockholders, including 2,000,000 shares of the Company's common stock which were issued to a corporation owned by the Chairman of the Company, Mr. Robert Howard, in exchange for shares of ISSI Common Stock purchased by that corporation immediately prior to the merger, as approved by the Company's shareholders and in accordance with the provisions of the merger agreement. Subsequent to completion of the merger the Company amended its certificate of incorporation to increase its authorized common stock to 50,000,000 shares, change its name from "Howtek, Inc." to "*i*CAD, Inc." and classify its Board of Directors into three classes.



*Year Ended December 31, 2002 compared to Year Ended December 31, 2001*

### Sales

Sales for the year ended December 31, 2002 were $5,000,184, compared with sales of $4,835,297 for the year ended December 31, 2001. Sales increased during the third and fourth quarter of 2002 as a result of the addition of the CAD product line through acquisition of ISSI on June 28, 2002. CAD sales, which began upon the acquisition of ISSI, were $2,628,135 (53% of sales) for the year ended December 31, 2002. The shift in the Company's business focus, from graphic arts and photographic product lines to CAD imaging and medical digitizer products, was largely responsible for the reduced overall sales during the first and second quarters of 2002. Sales related to discontinued products totaled $711,556 for the year ended December 31, 2002. Sales are expected to increase in future periods as a result of increased sales of CAD products.

*a profit increase of 222% is reported in the fourth quarter of 2002*

### Gross Margin

Gross margin for the year ended December 31, 2002 decreased as a result of the write-offs of inventory relating to graphic arts and photographic products in the amount of $2,369,539. Before the write-offs, gross margin for the year ended December 31, 2002 increased to 49% from 19% in 2001, as a result of reduced production overhead and indirect production expenses and sales of its CAD and medical imaging products which have higher margins than the Company's graphic arts products.

During the first quarter of 2003, *i*CAD initiated reduced, promotional pricing for group purchasers and existing customers of its distributor, Instrumentarium Imaging, Inc. and for customers of PenRad, Inc., a developer and vendor of mammography information systems. This pricing is intended to help provide the Company with information on the price elasticity of the CAD systems market, and to assist the Company in determining pricing for future products while promoting current sales. These factors are significant in determining how the Company can best use its comparative advantage in manufacturing costs. Products sold under this promotional and market analysis program, which is currently planned to extend through June 30, 2003, will reflect reduced transfer prices and reduced gross margins.

CAD procedures allow a mammography clinic to improve



health care it de

### *Engineering and Product Development*

Engineering and product development costs for the year ended December 31, 2002 increased from $751,467 in 2001 to $1,626,001 in 2002. The increase in engineering and product development costs resulted primarily from the Company's addition, as a result of its acquisition of ISSI, of a software technology development group to support its CAD products. Additionally, the Company continues development of its new ***FULCRUM*** medical film digitizer product and utilization of outside and contract engineering resources. The Company anticipates that engineering and product development costs will increase in 2003.

### *General and Administrative*



General and administrative expenses increased from $1,124,710 in 2001 to $6,595,076 in 2002. The increase in general and administrative expenses resulted primarily from a one-time, $2,800,000 non-cash accounting charge associated with the placement of $2,000,000 in restricted common stock by ISSI immediately prior to the successful acquisition of ISSI by the Company. Pursuant to the acquisition agreement between the two companies, which was approved by the Company's stockholders, this sale of securities increased working capital and funded the promotion of the **MammoReader** product. Additional increases in general and administrative expenses in 2002 reflected non-recurring severance benefits and other expenses associated with reductions of staff resulting from the combination of ISSI and Howtek in the amount of $884,000, a write-off of fixed assets, including test equipment and software development costs, relating to the Company's graphic arts and photographic product lines totaling $417,004 and an accrued litigation cost of $383,000 in connection with the complaint filed against the Company by The Massachusetts Institute of Technology and Electronics for Imaging, Inc.

*2002 year end gross margin increased 49%*

### *Marketing and Sales*

Marketing and sales expenses for the year ended December 31, 2002 decreased 37% from $1,563,380 in 2001 to $987,587 in 2002. This decrease was due primarily to the reduction of personnel, promotional and trade show expenses related to the Company's traditional graphic arts and FotoFunnel™ lines. With the release of its **MammoReader** product and the introduction of its new medical film digitizer product, however, the Company expects marketing and sales expenses to increase in future periods.

### *Interest Expense*

Net interest for the year ended December 31, 2002 decreased 40%, from $80,105 in 2001 to $48,167 in 2002. This decrease was due primarily to a decrease in loan balances and interest rates.

As a result of the foregoing, the Company recorded a net loss of $9,418,290 or $0.46 per share for the year ended December 31, 2002 on sales of $5,000,184 compared to a net loss of $2,620,771 or $0.20 per share in 2001 on sales of $4,835,297.



*Year Ended December 31, 2001 compared to Year Ended December 31, 2000*

### Sales

Sales for the year ended December 31, 2001 were $4,835,297, compared with sales of $7,793,517 for the year ended December 31, 2000. As expected, as a result of the Company's shift in the focus of its business, sales of the Company's prepress and graphic arts products, including related maintenance and repair services, decreased by $1,788,047, from $3,319,407 in 2000 to $1,531,360 in 2001.

The Company continued to emphasize its medical and photographic business opportunities, while managing the decline in its traditional graphic arts business. Sales of the Company's medical imaging products increased from $2,256,312 (29% of sales) for the year ended December 31, 2000 to $2,315,738 (48% of sales) for the year ended December 31, 2001. Howtek's medical product sales were made primarily to the Company's respective "integration partners" or resellers, which added software and other components to Howtek's products to provide full medical imaging solutions to their customers. The Company believed that there was a softening in the telemedicine and Picture Archiving and Communications Systems (PACS) segments of the medical market place, as customer purchases were being deferred or reconsidered as a result of what was perceived to be an overall softness in the economy. To address this softening the Company had increased the number of resellers offering the Howtek digitizers into the telemedicine and large-scale PACS markets. The increases in resellers were expected to contribute to increased sales of medical products in future periods.

*iCAD delivered the first digitizer designed for mammography*



*... Earlier detection*

The Company had made a significant investment in time and resources in developing and supporting OEM customers using its digitizers in computer assisted diagnosis of breast cancer systems and applications. In January 2001, the FDA approved for sales in the United States, CAD systems incorporating Howtek digitizers offered by two of the Company's OEM customers.

In 2001 the Company introduced its Filmfunnel™ and Imagefunnel™ systems for commercial sale. These systems coupled Howtek digitizers with image view and media-burning capabilities and included Howtek's portable myLivingrecord™ image viewing solutions. The Company expected that these systems would offer film libraries, radiology departments and individuals, a cost-effective approach to the duplication, distribution and personal retention of medical images. Filmfunnel and Imagefunnel systems were expected to contribute higher per sales revenues and margins than current digitizer sales, while the myLivingrecord media component created the potential for recurring, consumables revenues. These markets, which were new to the Company, were expected by the Company to be comparatively resistant to an increasingly adverse economic environment.



Sales of the Company's Fotofunnel photo print scanning system decreased from $2,217,798 (28% of sales) for the year ended December 31, 2000 to $988,199 (20% of sales) for the year ended December 31, 2001. Almost all Fotofunnel sales in 2000 were made to one reseller, which purchased the scanners in connection with an Internet-driven business model that proved unsuccessful. The Company had established alternative positioning and distribution channels for the Fotofunnel product line, including Noritsu America Corporation, which offered and promoted the Fotofunnel scanner as an accessory with certain of its minilab and photo-finishing products.

iCAD

*helps improve health care delivered to women at risk*

### Gross Margin

Gross margin for the year ended December 31, 2001 decreased to 19% from 24% in 2000. This decrease was due to the Company's decision to increase its inventory reserve by $300,000 associated with its prepress and graphic arts product lines. Before the increase in reserve gross margins improved to 25% in 2001 from 24% in 2000, as a result of reduced production overhead and indirect production expenses, associated with the Company's continued overhead and expense control measures, increased sales of higher margin medical digitizers into the market for computer assisted diagnosis of breast cancer, and increased sales of Fotofunnel products through channels that had higher margins than the Company's original OEM channel.

eans earlier treatment which means, earlier recovery

### Engineering and Product Development

Engineering and product development costs for the year ended December 31, 2001 increased slightly from $709,595 in 2000 to $751,467 in 2001. The Company expected to continue its utilization of outside and contract engineering resources.

### General and Administrative

General and administrative expenses had decreased 4% from $1,165,392 in 2000 to $1,124,710 in 2001. This change resulted primarily from a decrease in expense associated with the redesign of the Company's Web site incurred in 2000.



### Marketing and Sales

Marketing and sales expenses for the year ended December 31, 2001 decreased 9% from $1,720,674 in 2000 to $1,563,380 in 2001. During the second and third quarter of 2001, the Company had significantly reduced expenses related to its traditional graphic art business, while increasing medical and Fotofunnel sales expenses.

### Interest Expense

Net interest for the year ended December 31, 2001 decreased 39%, from $132,014 in 2000 to $80,105 in 2001. The decrease was due primarily to a decrease in loan balances and interest rates.

As a result of the foregoing, the Company recorded a net loss of $2,620,771 or $0.20 per share for the year ended December 31, 2001 on sales of $4,835,297 compared to a net loss of $1,827,648 or $0.22 per share in 2000 on sales of $7,793,517.

*analysts estimate CAD for breast cancer will be a $2.1 billion industry over the next eight years*





*Liquidity and Capital Resources*

The Company's ability to generate cash adequate to meet its requirements depends primarily on operating cash flow and the availability of a $3,000,000 credit line under the Loan Agreement with its Chairman, Mr. Robert Howard, of which $2,800,000 was available at December 31, 2002. The Company believes that these sources are sufficient to satisfy its cash requirements for the foreseeable future.

During 2002, the Company used $2,255,709 in cash from operations compared to $1,376,790 in 2001. The cash used in 2002 resulted primarily from the net loss of $9,418,290, offset partially by non-cash stock compensation and depreciation and amortization totaling $3,189,881. The remainder of the offset was comprised of changes in operating assets and liabilities totaling $3,499,350, the majority of which related to a decrease in inventory of $2,207,149.

During 2002, the Company generated $2,501,978 in cash from investing activities compared to $196,750 in 2001. The majority of the increase in 2002 related to the net cash acquired through the acquisition of ISSI totaling $2,202,040.

The Company does not anticipate any substantial capital purchases during 2003.

Working capital decreased $2,779,820 from $1,582,795 at December 31, 2001 to a deficit of $1,197,025 at December 31, 2002. The ratio of current assets to current liabilities at December 31, 2002 and 2001 was .7 and 1.8, respectively. These decreases are due primarily to the loss incurred in 2002.

The Company had Secured Demand Notes and Security Agreements (the "Notes") owed to Mr. Robert Howard. The principal of these Notes was due and payable in full, together with interest accrued and any penalties provided for, on demand. Under the terms of the Notes, the Company agreed to pay interest at the lower rate of (a) 12% per annum, compounded monthly or (b) the maximum rate permitted by applicable law. Payment of the Notes was secured by a security interest in certain assets of the Company. In March 2002, the Company repaid the principal balance due in the amount of $500,000 and the Notes were discharged.



...Prompt accurate CAD results save li...



*Effect of New Accounting Pronouncements*

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements SFAS Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145 rescinds Statement No. 4, Reporting Gains and Losses from Extinguishments of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No.145 related to the rescission of Statement No. 4 shall be applied in fiscal year beginning after May 15, 2002. The provisions of SFAS No. 145 related to Statement No. 13 should be for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The Company does not expect that the adoption of SFAS No. 145 will have a significant impact on its consolidated results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities. This statement superseded EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Under this statement, a liability or a cost associated with a disposal or exit activity is recognized at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required under EITF 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption permitted. The Company does not expect that the adoption of SFAS No. 146 will have a significant impact on its consolidated results of operations, financial position or cash flows.

*iCAD operates like a spell checker and reduces oversight errors*

...CAD allows for acc

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The annual requirements of SFAS No. 148 are effective for fiscals years ending after December 15, 2002 and the interim requirements are effective for interim periods beginning after December 15, 2002. The Company does not plan to transition to the fair value method of accounting for its stock-based employee compensation.

## Safe Harbor Statement and Reference to Risk Factors

*iCAD's cancer detection software is the most sensitive CAD software available*

### *"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:*

Certain information included in this Executive Summary that are not historical facts contain forward looking statements that involve a number of known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievement expressed or implied by such forward looking statements. These risks and uncertainties include, but are not limited to, uncertainty of future sales levels, protection of patents and other proprietary rights, the impact of supply and manufacturing constraints or difficulties, possible technological obsolescence of products, competition, and other risks detailed in *i*CAD's Securities and Exchange Commission filings. The words "believe", "expect", "anticipate" and "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of July 28, 2003.

### *Risk Factors and Uncertainty of Results*

*i*CAD's business is subject to risk factors and uncertainty of results that are not specifically described in this Annual Report, and are critical to any evaluation of the Company. More information is provided in the Company's filings with the U.S. Securities and Exchange Commission.


of the most
often on the fringe of human



**Robert Howard**
*Chairman of the Board, and Director*

**Robert Howard**
*Chairman of the Board, and Director*

Robert Howard, the founder and Chairman of the Board of Directors of the Company, was the inventor of the first impact dot matrix printer. Mr. Howard was Chief Executive Officer of the Company from its establishment in 1984 until December of 1993. He was the founder, and from 1969 to April 1980 he served as President and Chairman of the Board, of Centronics Data Computer Corp. ("Centronics"), a manufacturer of a variety of computer printers. He resigned from Centronics' board of directors in 1983. From April 1980 until 1983, Mr. Howard was principally engaged in the management of his investments. Commencing in mid-1982, Mr. Howard, doing business as R.H. Research, developed the ink jet technology upon which the Company was initially based. Mr. Howard contributed this technology, without compensation, to the Company. Mr. Howard was Chairman of the Board of Presstek, from June 1988 to September 1998 and served as Chairman Emeritus of the Presstek Board from September 1998 to December 2000. Since May of 2002, Mr. Howard has been Chairman of the Board of Ionatron, Inc., a privately held company in Tucson, Arizona.

**James K. Harlan***
*Chairman Audit Committee, and Director*



*James K. Harlan*

James K. Harlan has been the Executive Vice President and Chief Financial Officer of HNG Storage Company, a natural gas storage, development and operations company since 1998. From 1991 to 1997 Mr. Harlan served as General Manager and Chief Financial Officer of Pacific Resources Group and planning and finance development work with various manufacturing and distribution businesses in Asia. He also served as operations research and planning analyst for the White House Office of Energy Policy and Planning from 1977 to 1978, the Department of Energy from 1978 to 1981, and U.S. Synthetic Fuels Corporation from 1981 to 1984. He has a PhD in Public Policy with an operations research dissertation from Harvard University and a BS in Chemical Engineering from Washington University.

**Brett Smith***
*Director*


*Brett Smith*

Brett Smith, the son of Mrs. Kit Howard, the wife of the Company's Chairman, has been the Chairman and CEO of ei3 Corporation since 1999, a provider of technology services to manufacturing companies utilizing advanced frame relay and internet technologies. Prior to joining ei3 Mr. Smith was a member of the restructuring team for Delta V Technologies, a subsidiary of Presstek, where he served as Director of Business Development from 1996 to 1999. From 1995 to 1996 Mr. Smith worked for the Asia Times newspaper start-up team in Hong Kong. He began his career as an analyst, from 1992 to 1994, at Susquehanna Investment Group. Mr. Smith received a Bachelor of Science from Emory University.

**Dr. Elliot Sussman, M.D.***
*Director*

Dr. Elliot Sussman is currently President and CEO of Lehigh Valley Hospital and Health Network, a position he has held since 1993. Dr. Sussman is the Leonard Parker Pool Professor of Health Systems Management, Professor of Medicine, and Professor of Health Evaluation Sciences at Pennsylvania State University's College of Medicine. Dr. Sussman served as a Fellow in General Medicine and a Robert Wood Johnson Clinical Scholar at the University of Pennsylvania, and trained as a resident at the Hospital of the University of Pennsylvania. Dr. Sussman holds a Masters in Business Administration from the Wharton School, University of Pennsylvania, a Medical Degree from Harvard University and a Bachelor of Arts Degree from Yale University.


*Dr. Elliot Sussman, M.D.*

** Indicates Member of the Finance and Audit Committee*



W. Scott Parr

## Executive Officers and Key Employees

**W. Scott Parr**
*President, Chief Executive Officer, and Director*

**Maha Y. Sallam**
*Executive Vice President, and Director*



Maha Y. Sallam

**Annette L. Heroux**
*Vice President of Finance, and Chief Financial Officer*

**Kevin S. Woods**
*Vice President of Research and Development, and Director*

**William A. Langille**
*Vice President of Operations, President Howtek Devices*



Annette L. Heroux

**Richard F. Lehman**
*Vice President of Hardware Engineering*

**Ernest Henrichon**
*Vice President of Software Engineering*

## Medical and Scientific Advisors

### Medical Advisors

**Judy C. Dean, M.D.**
*Santa Barbara, California*



William A. Langille

**Michael T. Nelson, M.D.**
*University of Minnesota*

**Kathy J. Schilling, M.D.**
*Boca Raton Community Hospital*

### Scientific Advisors

**Maria Kallergi, Ph.D.**
*H. Lee Moffitt Cancer Center & Research Institute*
*University of South Florida*

**W. Philip Kegelmeyer, Ph.D.**
*Sandia National Labs*



Richard F. Lehman



Kevin S. Woods

# Our Customers Are Saying...

*"CAD never tires. CAD never complains. It is the true silent partner that will always be faithful."*

**Kathy Schilling, MD**
*Chief of Radiology*
BRWCH, Boca Raton, FL

*"I have had patients search us out for the iCAD procedure" and "it has increased our patient flow."*

**Becky Testerink**
*Mammography Administrator*
Raleigh, NC

*"We ran 50 known cancer cases" and "(iCAD) picked up a number of cancers that we had not discovered previously. All of these were proven to be actual cancers after biopsy."*

**Judy Dean, MD**
*Chief Mammography*
SBWHC, Santa Barbara, CA

*"We are certain that the machine (iCAD) has saved several patients from being diagnosed a year or two after the machine caught the irregularity. It looks at the mammogram in a completely different way than a radiologist. It is complimentary to my work."*

**Judy Dean, MD**
*Chief Mammography*
SBWHC, Santa Barbara, CA

*"I screen with CAD on every mammogram. It focuses my attention on things that I might normally overlook."*

**Dirk Brendlinger, MD**
*Chief Radiologist*
Monument Radiology, Richmond, VA

*"It's a plus for the doctors, and the patients like it because it gives them peace of mind."*

**Connie Mountcasle**
*Chief Technologist*
Monument Radiology, Richmond, VA

# *Report of Independent Certified Public Accountants*

To the Board of Directors
*i*CAD, Inc.
Nashua, New Hampshire

We have audited the accompanying consolidated balance sheets of *i*CAD, Inc., formerly Howtek, Inc., and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. We have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *i*CAD, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO SEIDMAN, LLP

Boston, Massachusetts
February 20, 2003

# *iCAD, Inc. and Subsidiaries*
# *Consolidated Balance Sheets*

| Assets | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Current assets: | | |
| Cash and equivalents | $ 1,091,029 | $ 495,360 |
| Trade accounts receivable net of allowance for doubtful accounts of $40,000 in 2002 and $165,000 in 2001 | 1,550,167 | 691,415 |
| Inventory | 390,349 | 2,363,237 |
| Prepaid and other current assets | 85,120 | 36,590 |
| Total current assets | 3,116,665 | 3,586,602 |
| Property and equipment: | | |
| Equipment | 840,410 | 1,408,347 |
| Leasehold improvements | 8,051 | 41,721 |
| Furniture and fixtures | 22,271 | - |
| | 870,732 | 1,450,068 |
| Less accumulated depreciation and amortization | 579,545 | 1,118,685 |
| Net property and equipment | 291,187 | 331,383 |
| Other assets: | | |
| Software development costs, net of accumulated amortization of $965,693 at December 31, 2001 | - | 230,247 |
| Patents, net of accumulated amortization of $107,941 at December 31, 2001 | - | 12,893 |
| Technology intangible, net of accumulated amortization of $130,447 at December 31, 2002 | 3,740,553 | - |
| Distribution agreement, net of accumulated amortization of $52,772 at December 31, 2002 | 1,513,228 | - |
| Goodwill | 17,415,723 | - |
| Total other assets | 22,669,504 | 243,140 |
| Total assets | $ 26,077,356 | $ 4,161,125 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 2,232,262 | $ 1,026,335 |
| Accrued interest | 229,078 | 229,299 |
| Accrued expenses | 1,776,824 | 203,064 |
| Loans payable to related party | - | 500,000 |
| Convertible subordinated debentures | 10,000 | 10,000 |
| Current maturities of notes payable | 65,526 | 61,109 |
| Total current liabilities | 4,313,690 | 2,003,807 |
| Loans payable to related party | 200,000 | - |
| Notes payable, less current maturities | 108,390 | 117,761 |
| Total liabilities | 4,622,080 | 2,121,568 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Convertible preferred stock, $ .01 par value: authorized 1,000,000 shares; issued and outstanding 8,550 in 2002 and 9,550 in 2001, with the aggregate liquidation value of $2,115,000 in 2002 and $2,215,000 in 2001, plus 7% annual dividend | 86 | 96 |
| Common stock, $ .01 par value: authorized 50,000,000 shares; issued 26,418,124 in 2002 and 15,241,833 shares in 2001; outstanding 26,350,248 in 2002 and 15,173,957 shares in 2001 | 264,181 | 152,418 |
| Additional paid-in capital | 85,829,483 | 57,107,227 |
| Accumulated deficit | (63,688,210) | (54,269,920) |
| Treasury stock at cost (67,876 shares) | (950,264) | (950,264) |
| Stockholders' equity | 21,455,276 | 2,039,55 |
| Total liabilities and stockholders' equity | $ 26,077,356 | $ 4,161,125 |

*See accompanying notes to consolidated financial statements.*

# *iCAD, Inc. and Subsidiaries*
# *Consolidated Statements of Operations*

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Sales (notes 4 and 10) | $ 5,000,184 | $ 4,835,297 | $ 7,793,517 |
| Cost of sales | 5,161,643 | 3,936,406 | 5,893,490 |
| Gross margin | (161,459) | 898,891 | 1,900,027 |
| Operating expenses: | | | |
| Engineering and product development | 1,626,001 | 751,467 | 709,595 |
| General and administrative (notes 2, 3 and 4) | 6,595,076 | 1,124,710 | 1,165,392 |
| Marketing and sales | 987,587 | 1,563,380 | 1,720,674 |
| Total operating expenses | 9,208,664 | 3,439,557 | 3,595,661 |
| Loss from operations | (9,370,123) | (2,540,666) | (1,695,634) |
| Interest expense - net (includes $26,761, $114,952 and $145,979, respectively, to related parties) (note 4) | (48,167) | (80,105) | (132,014) |
| Net loss | (9,418,290) | (2,620,771) | (1,827,648) |
| Preferred dividends | 148,050 | 155,050 | 72,589 |
| Accreted dividends | - | - | 996,283 |
| Net loss available to common stockholders | $ (9,566,340) | $ (2,775,821) | $ (2,896,520) |
| Net loss per share (note 8) | | | |
| Basic and diluted | $(0.46) | $(0.20) | $(0.22) |
| Weighted average number of shares used in computing earnings per share | | | |
| Basic and diluted | 20,928,397 | 13,950,119 | 13,373,086 |

*See accompanying notes to consolidated financial statements.*

# *iCAD, Inc. and Subsidiaries*
# *Consolidated Statements of Stockholders' Equity**

| | Preferred Stock Number of Shares Issued | Par Value | Common Stock Number of Shares Issued | Par Value | Additional Paid-in Capital | Accumulated Deficit | Treasury Stock | Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 1999 | 6,900 | 69 | 13,330,542 | 133,305 | 52,562,377 | (48,825,218) | (950,264) | 2,920,269 |
| Issuance of common stock pursuant to incentive stock option plan | - | - | 131,822 | 1,318 | 143,619 | - | - | 144,937 |
| Issuance of common stock for payment of dividends to investors (note 8 (a)) | - | - | 25,762 | 258 | 72,010 | - | - | 72,268 |
| Issuance of common stock relative to conversion of preferred stock (note 4) | (1,000) | (10) | 100,000 | 1,000 | (990) | - | - | - |
| Issuance of preferred stock to investors (note 8 (a)) | 3,650 | 37 | - | - | 1,624,963 | - | - | 1,625,000 |
| Issuance of stock subscription warrant for services (note 8 (d)) | - | - | - | - | 39,818 | - | - | 39,818 |
| Preferred stock dividends (note 8 (a)) | - | - | - | - | (72,589) | - | - | (72,589) |
| Accreted dividends (note 8 (a)) | - | - | - | - | 996,283 | (996,283) | - | - |
| Net loss | - | - | - | - | - | (1,827,648) | - | (1,827,648) |
| Balance at December 31, 2000 | 9,550 | 96 | 13,588,126 | 135,881 | 55,365,491 | (51,649,149) | (950,264) | 2,902,055 |
| Issuance of common stock pursuant to incentive stock option plan | - | - | 118,832 | 1,188 | 151,071 | - | - | 152,259 |
| Issuance of common stock relative to conversion of loan payable to related parties (note 4) | - | - | 1,432,910 | 14,329 | 1,591,364 | - | - | 1,605,693 |
| Issuance of common stock for payment of dividends to investors (note 8 (a)) | - | - | 101,965 | 1,020 | 154,351 | - | - | 155,371 |
| Preferred stock dividends (note 8 (a)) | - | - | - | - | (155,050) | - | - | (155,050) |
| Net loss | - | - | - | - | - | (2,620,771) | - | (2,620,771) |
| Balance at December 31, 2001 | 9,550 | 96 | 15,241,833 | 152,418 | 57,107,227 | (54,269,920) | (950,264) | 2,039,557 |
| Issuance of common stock pursuant to incentive stock option plan | - | - | 150,454 | 1,505 | 159,004 | - | - | 160,509 |
| Issuance of common stock relative to conversion of loan payable to related parties (note 4) | - | - | 215,517 | 2,155 | 497,845 | - | - | 500,000 |
| Issuance of common stock relative to onversion of preferred stock (note 4) | (1,000) | (10) | 100,000 | 1,000 | (990) | - | - | - |
| Issuance of common stock to investor | - | - | 250,000 | 2,500 | 497,500 | - | - | 500,000 |
| Issuance of common stock relative to merger (note 2) | - | - | 10,400,000 | 104,000 | 27,569,500 | - | - | 27,673,500 |
| Issuance of common stock for payment of dividends to investors (note 8 (a)) | - | - | 60,320 | 603 | 147,447 | - | - | 148,050 |
| Preferred stock dividends (note 8 (a)) | - | - | - | - | (148,050) | - | - | (148,050) |
| Net loss | - | - | - | - | - | (9,418,290) | - | (9,418,290) |
| Balance at December 31, 2002 | 8,550 | $ 86 | 26,418,124 | $ 264,181 | $ 85,829,483 | $ (63,688,210) | $ (950,264) | $ 21,455,276 |

*See accompanying notes to consolidated financial statements.*

# *iCAD, Inc. and Subsidiaries*
# *Consolidated Statements of Cash Flows*

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Cash flows from operating activities: | | | |
| Net loss | $ (9,418,290) | $ (2,620,771) | $ (1,827,648) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | | |
| Depreciation | 143,809 | 242,335 | 339,818 |
| Amortization | 246,072 | 243,804 | 283,882 |
| Loss on disposal of assets | 473,350 | - | - |
| Compensation expense related to issue of stock at merger | 2,800,000 | - | - |
| Compensation expense relative to issue of Stock Subscription Warrants (note 8 (d)) | - | - | 39,818 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (167,262) | 391,368 | 318,204 |
| Inventory | 2,207,149 | 79,913 | 206,310 |
| Prepaid and other current assets | 4,026 | 74,722 | 33,078 |
| Accounts payable | 905,624 | 80,161 | (55,306) |
| Accrued interest | 25,779 | 114,045 | 145,979 |
| Accrued expenses | 524,034 | 17,633 | (58,461) |
| Total adjustments | 7,162,581 | 1,243,981 | 1,253,322 |
| Net cash used by operating activities | (2,255,709) | (1,376,790) | (574,326) |
| Cash flows from investing activities: | | | |
| Additions to patents, software development and other | - | (111,168) | (137,140) |
| Additions to property and equipment | (150,062) | (85,582) | (111,773) |
| Acquisition of ISSI, net of cash acquired | 2,202,040 | - | - |
| Net cash provided (used) by investing activities | 2,051,978 | (196,750) | (248,913) |
| Cash flows from financing activities: | | | |
| Issuance of common stock for cash | 160,509 | 152,259 | 144,937 |
| Issuance of preferred stock for cash | - | - | 1,600,000 |
| Proceeds from investor | 500,000 | - | - |
| Proceeds of convertible note payable to principal stockholder | 750,000 | 480,000 | 260,000 |
| Proceeds of note payable | - | 193,492 | - |
| Payment of demand note payable to principal stockholder | (550,000) | (80,000) | - |
| Payment of note payable | (61,109) | (14,622) | - |
| Payment of convertible subordinated debentures | - | (107,000) | - |
| Net cash provided by financing activities | 799,400 | 624,129 | 2,004,937 |
| Increase (decrease) in cash and equivalents | 595,669 | (949,411) | 1,181,698 |
| Cash and equivalents, beginning of year | 495,360 | 1,444,771 | 263,073 |
| Cash and equivalents, end of year | $ 1,091,029 | $ 495,360 | $ 1,444,771 |
| Supplemental disclosure of cash flow information: | | | |
| Interest paid | $ 983 | $ 10,530 | $ 10,530 |
| Non-cash items from financing activities: | | | |
| Conversion of loans and accrued interest payable to related parties into Common Stock (note 4) | $ 500,000 | $ 1,605,693 | $ - |
| Conversion of accounts payable into related party loan payable | $ - | $ 150,000 | $ - |
| Conversion of accounts payable into Common Stock | $ - | $ - | $ 25,000 |
| Conversion of dividends payable into Common Stock | $ 148,050 | $ 155,371 | $ 72,268 |
| Fair market value of icad common stock and common stock options issued to acquire capital stock of ISSI | $ 27,673,500 | $ - | $ - |
| Net tangible assets of ISSI acquired, excluding cash acquired of $2,202,040 | $ 406,433 | $ - | $ - |
| Fair market value of indentifiable intangible assets acquired from ISSI | $ 5,437,000 | $ - | $ - |

*See accompanying notes to consolidated financial statements.*

# *iCAD, Inc. and Subsidiaries*
# *Notes to Consolidated Financial Statements*

## (1) Summary of Significant Accounting Policies

### (a) Nature of Operations and Use of Estimates

*i*CAD, Inc., formerly Howtek, Inc., and its subsidiaries (the "Company") designs, develops, manufactures and markets Computer Aided Detection (CAD) technology for mammography applications and medical film digitizers. The Company considers itself a single reportable business segment. The Company sells its products throughout the world through various distributors, resellers and systems integrators. See Note 10 for geographical and major customer information.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the Company's estimates and assumptions used in the preparation of the financial statements relate to the Company's products, which are subject to rapid technological change. It is reasonably possible that changes may occur in the near term that would affect management's estimates with respect to inventories, equipment and software development costs.

### (b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries that were acquired during 2002, Howtek Devices, Inc. and ISSI Acquisition, Inc. Any material intercompany transactions and balances have been eliminated in consolidation.

### (c) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition and generally does not require collateral.

Senior management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to the Company, it believes their allowance for doubtful accounts as of December 31, 2002 is adequate. However, actual write-offs might exceed the recorded allowance.

(1) **Summary of Significant Accounting Policies** *(continued)*

(d) Inventory

Inventory is valued at the lower of cost or market value, with cost determined by the first-in, first-out method. At December 31, inventory consisted of raw material and finished goods of approximately $161,000 and $229,000, respectively, for 2002 and raw material and finished goods of approximately $1,330,000 and $1,033,000, respectively, for 2001.

During the quarter ended June 30, 2002, the Company wrote down inventory related to its discontinued graphic arts and photographic product lines to its estimated salvage value of $0. The write down for the year ended December 31, 2002 totaled approximately $2,370,000.

(e) Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the various classes of assets (ranging from 3 to 5 years).

(f) Patents

The costs for patents were being amortized over the estimated useful life of the respective assets using the straight-line method. Patents related to discontinued product lines with net book values totaling $10,086 were written off during 2002.

(g) Software Development Costs

Software development costs for application software and application software enhancements were capitalized subsequent to the establishment of their technological feasibility (as defined in Statement of Financial Accounting Standards No. 86). The Company capitalized $101,875 and $137,140 of internally developed and externally purchased software costs during fiscal 2001 and 2000, respectively. No amounts were capitalized during 2002.

The capitalized software balances were presented net of accumulated amortization. Capitalized software costs were amortized using the straight-line method over their estimated economic lives (36 months). Software costs related to discontinued product lines with net book values totaling $170,202 were written off during 2002.

(h) Revenue Recognition

Revenue is recognized when products are shipped to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable.

(1) **Summary of Significant Accounting Policies** *(continued)*

(i) Cost of Sales

Cost of sales consists of the costs of products purchased for resale, any associated inbound and outbound freight and duty, any costs associated with manufacturing, warehousing, material movement and inspection, amortization of any license rights, and amortization of capitalized software.

(j) Warranty Costs

The Company's products are generally under warranty against defects in material and workmanship from a 90 day to 2 year period, depending on the product. Warranty costs were not material in any period presented.

(k) Engineering and Product Development

These costs relate to research and development costs which are expensed as incurred, except for amounts related to software development costs incurred after the establishment of technological feasibility (see (g) above) which are capitalized.

(l) Net Loss Per Common Share

Net loss per common share has been computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share".

(m) Cash Flow Information

For purposes of reporting cash flows, the Company defines cash and equivalents as all bank transaction accounts, certificates of deposit, money market funds and deposits, and other money market instruments maturing in less than 90 days, which are unrestricted as to withdrawal.

(n) Income Taxes

The Company follows the liability method under Statement of Financial Accounting Standards No. 109 ("SFAS 109"). The primary objectives of accounting for taxes under SFAS 109 are to (a) recognize the amount of tax payable for the current year and (b) recognize the amount of deferred tax liability or asset for the future tax consequences of events that have been reflected in the Company's financial statements or tax returns.

(1) **Summary of Significant Accounting Policies** *(continued)*

(o) Long Lived Assets

Long-lived assets, such as intangible assets, other than goodwill, and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

Intangible assets subject to amortization consist of developed technology and a distribution agreement purchased in the acquisition of the assets of ISSI in June, 2002. (See Note 2). The developed technology and distribution agreement are being amortized on a straight-line basis over their estimated useful lives of 15 years each. Amortization expense related to these assets totaled $183,219 in 2002 and will be approximately $362,000 per year in fiscal years 2003 through 2007.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 retained the fundamental provisions of SFAS 121 for recognition and measurement of impairment, but amended the accounting and reporting standards for segments of a business to be disposed of. SFAS 144 was adopted effective January 1, 2002. The adoption of SFAS 144 did not have an impact on the Company's financial position or results of operations.

(p) Goodwill

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires companies to use the purchase method of accounting for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 supersedes APB Opinion No. 17, "Intangible Assets", and addresses the accounting for acquired goodwill and intangible assets. Goodwill and indefinite-lived intangible assets will no longer be amortized and will be tested for impairment at least annually.

Goodwill arose in connection with the ISSI acquisition in June 2002. See Note 2.

(1) **Summary of Significant Accounting Policies** *(continued)*

(q) **Stock-Based Compensation**

The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for their four stock option plans. Under APB Opinion 25, when the exercise price of the Company's employee stock options equals the market price of the exercise price of the underlying stock on the date of grant, no compensation cost is recognized.

The Company provides proforma disclosures of compensation expense under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". The Company estimates the fair value of each granting of options at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002: no dividends paid; expected volatility of 80.3%; risk-free interest rates of 2.01%, 4.86%, 3.37%, 1.79% and 1.56%; and expected lives of 1 to 9 years. The weighted-average assumptions used for grants in 2001 were: no dividends paid; expected volatility of 75.9%; risk-free interest rates of 4.78% and 3.87%; and expected lives from 1 and 4 years. The weighted-average assumptions used for grants in 2000 were: no dividends paid; expected volatility of 76%; risk-free interest rates of 6.62% and 5.96%; and expected lives of 4 to 5 years.

Had compensation cost for the Company's option plans been determined using the fair value method at the grant dates, the effect on the Company's net loss and loss per share for the years ended December 31, 2002, 2001 and 2000 would have been as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net loss as reported | $( 9,566,338) | $(2,775,821) | $(2,896,520) |
| Add: Stock-based employee compensation expense included in reported net income, net of related tax effects | - | - | - |
| Deduct: Total stock-based employee compensation determined under fair value method for all awards, net of related tax effects | ( 1,820,855) | ( 142,210) | ( 140,535) |
| Pro forma net loss | $(11,387,193) | $(2,918,031) | $(3,037,055) |
| Basic and diluted loss per share | | | |
| As reported | $ (.46) | $ (.20) | $ (.22) |
| Pro forma | $ (.54) | $ (.21) | $ (.23) |

(1) Summary of Significant Accounting Policies *(continued)*

(r) Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2002, 2001 and 2000 was $125,000, $151,000 and $134,000, respectively.

(s) Recently Issued Accounting Standards

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements SFAS Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145 rescinds Statement No. 4, Reporting Gains and Losses from Extinguishments of Debt, and an amendment of that Statement, FASB Statement No. 64 Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS No.145 related to the rescission of Statement No. 4 shall be applied in fiscal year beginning after May 15, 2002. The provisions of SFAS No. 145 related to Statement No. 13 should be for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The Company does not expect that the adoption of SFAS No. 145 will have a significant impact on its consolidated results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities. This statement superseded EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Under this statement, a liability or a cost associated with a disposal or exit activity is recognized at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required under EITF 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption permitted. The Company does not expect that the adoption of SFAS No. 146 will have a significant impact on its consolidated results of operations, financial position or cash flows.

**(1) Summary of Significant Accounting Policies** *(continued)*

**(s) Recently Issued Accounting Standards** *(continued)*

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The annual requirements of SFAS No. 148 are effective for fiscals years ending after December 15, 2002 and the interim requirements are effective for interim periods beginning after December 15, 2002. The Company does not plan to transition to the fair value method of accounting for its stock-based employee compensation.

**(2) Acquisition of ISSI**

On June 28, 2002, the Company completed the acquisition of Intelligent Systems Software, Inc. ("ISSI") pursuant to a plan and agreement of merger. The Company acquired all of the issued and outstanding capital stock of ISSI, a privately held company based in Boca Raton, Florida. The Company initiated the merger with the intention of improving its competitive position in the CAD market place for products of the combined companies. In the merger, the Company issued a total of 10,400,000 shares of its common stock to the ISSI stockholders, including 2,000,000 shares of the Company's common stock which were issued to a corporation owned by the Chairman of the Company, Mr. Robert Howard, in exchange for shares of ISSI Common Stock purchased by the corporation immediately prior to the merger, as approved by the Company's shareholders and in accordance with the provisions of the merger agreement. The value of the Company's Common Stock issued was based upon a per share value of $3.20, equal to the closing price on February 19, 2002, the day the acquisition was announced. In connection with the 2,000,000 shares issued to the corporation owned by Mr. Howard, the Company recorded compensation expense of $2,800,000, which represented the amount that the fair market value of *i*CAD common shares issued exceeded the consideration paid for ISSI common stock. The acquisition was accounted for as a purchase, and accordingly, the operations of ISSI are included in the consolidated financial statements since the effective date, the close of business on June 28, 2002 through December 31, 2002. The purchase price has been allocated to net assets acquired based upon an appraisal of their fair values.

**(2) Acquisition of ISSI** *(continued)*

Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition:

| | |
|---|---|
| Current assets | $ 3,180,347 |
| Property and equipment | 246,613 |
| Identifiable intangible assets | 5,437,000 |
| Goodwill | 17,415,723 |
| Current liabilities | (762,332) |
| Notes payable | ( 56,155) |
| Purchase price | $25,461,196 |

The goodwill of $17,415,723 is not expected to be deductible for income tax purposes.

The unaudited proforma operating results for the Company, assuming the acquisition of ISSI occurred as of the beginning of the years presented, are as follows:

| Years ended December 31, | 2002 | 2001 |
|---|---|---|
| Sales | $ 6,246,432 | $ 5,321,627 |
| Loss from operations | $( 9,991,795) | $(4,251,871) |
| Net loss | $(10,039,962) | $(4,331,976) |
| Net loss per share: | | |
| Basic and diluted | $(0.39) | $(0.18) |

**(3) Restructuring Charges**

**Discontinued product lines**

During the second quarter of 2002, the Company implemented a plan whereby it would no longer support its graphic arts and photographic product lines and would concentrate its efforts in the medical imaging and CAD business. In connection therewith, the Company wrote off all inventories, fixed assets and intangible assets related to the discontinued product lines down to their estimated salvage values. Accordingly, during 2002 the Company recorded charges for the write off of inventory of approximately $2,370,000, fixed assets of approximately $237,000 and intangible assets of approximately $180,000.

During the fourth quarter of 2002, the Company concluded the licensing and divestiture of the discontinued product lines. The license agreement provided for the sale of all tangible and intangible assets related to the product lines. Total consideration of $188,117 was paid through the assumption of certain liabilities of the Company and is included in the cost of sales in the accompanying consolidated statements of operations for the year ended December 31, 2002. In accordance with the licensing agreement any sales by the licensee will result in royalty revenue to the Company. Royalty revenues are earned as a flat fee for each unit sold by the licensee.

## (3) Restructuring Charges *(continued)*

### Closure of Boca Raton Office

During the third quarter of 2002, the Company's first quarter of combined operations, *iCAD*'s management and directors evaluated the Company's organization and operations to identify and eliminate redundancies and inefficiencies created through the merger of Howtek and ISSI. As a consequence, the Company negotiated the resignations of three members of senior management, and took action to close the Company's office in Boca Raton, Florida in 2003 resulting in a one time charge of $884,000. Charges recorded in connection with separation agreements negotiated with its former Chief Executive Officer and Vice President of Finance totaled approximately $790,000. The cost of closing the Boca Raton office totaled approximately $94,000 and represented remaining amounts due under the non-cancelable operating lease for the facility. The total charge is included in general and administrative expenses in the accompanying consolidated statement of operations. As of December 31, 2002 approximately $110,000 of severance and closing costs were paid and charged against the liability. Severance and closing costs accrued as of December 31, 2002 totaled approximately $774,000, with expected payments during 2003, 2004 and 2005 of $449,000, $269,000 and $56,000, respectively.

## (4) Related Party Transactions

### (a) Loan Payable to Principal Stockholder

The Company has a Revolving Loan and Security Agreement (the "Loan Agreement") with Mr. Robert Howard, Chairman of the Board of Directors of the Company, under which Mr. Howard has agreed to advance funds, or to provide guarantees of advances made by third parties in an amount up to $3,000,000. The Loan Agreement expires January 4, 2004, subject to extension by the parties. Outstanding advances are collateralized by substantially all of the assets of the Company and bear interest at prime interest rate plus 2%. Mr. Howard is entitled to convert outstanding advances made by him under the Loan Agreement into shares of the Company's common stock at any time based on the outstanding closing market price of the Company's common stock at the lesser of the market price at the time each advance is made or at the time of conversion.

In 2001, Mr. Howard converted $1,244,219 principal and accrued interest on advances made under the Loan Agreement into 1,071,436 shares of restricted common stock of the Company. In March 2002, Mr. Howard converted $500,000 of advances made under the Loan Agreement into 215,517 shares of restricted common stock of the Company.

(4) Related Party Transactions *(continued)*

(a) Loan Payable to Principal Stockholder *(continued)*

During the second quarter of 2002 the Company borrowed $250,000 and in November 2002 the Company repaid Mr. Howard $50,000 pursuant to the Loan Agreement. As of December 31, 2002, $200,000 was owed and the Company had $2,800,000 available for future borrowings under the Loan Agreement.

The Company had Secured Demand Notes and Security Agreements (the "Notes") owed to Mr. Robert Howard, totaling $500,000 as of December 31, 2001. The principal of these Notes was due and payable in full, together with interest accrued and any penalties provided for, on demand. Under the terms of the Notes the Company agreed to pay interest at the lower rate of (a) 12% per annum, compounded monthly or (b) the maximum rate permitted by applicable law. Payment of the Notes was secured by a security interest in certain assets of the Company. In March 2002 the Company repaid the principal balance due in the amount of $500,000 and the Notes were discharged.

During 1999 the Company borrowed $310,000 from Mr. Robert Howard, pursuant to Convertible Promissory Notes (the "Promissory Notes"). Under the terms of the Promissory Notes the Company agreed to pay interest at a fixed rate of 7% per annum. The Promissory Notes entitled the payee to convert outstanding principal due into shares of the Company's common stock at $1.00 per share, which was the market price of the Company's stock at the date the Promissory Notes were issued. In September 2001, Mr. Howard converted the outstanding balance, including interest, on the Promissory Notes into 361,474 shares of restricted common stock of the Company.

(b) Premises Lease and Other Expenses

The Company conducted its operations in premises owned by Mr. Robert Howard, pursuant to a lease, which expired January 31, 2003. As of December 31, 2002, future minimum lease payments under this lease are $6,542 for 2003. The Company was required to pay real estate taxes, provide insurance and maintain the premises.

Total rent paid under this lease for each of the years ended December 31, 2002, 2001, and 2000 was $78,500.

In January 2003, the Company relocated its principal executive offices. See note 11 (a) of the Notes to Consolidated Financial Statements.

(4) **Related Party Transactions** *(continued)*

(c) **Related Party Sales**

During the year ended December 31, 2000, the Company sold engineering services totaling $24,456 to Presstek, Inc., which Mr. Howard was the Chairman Emeritus of the Board through December 2000. There were no sales to Presstek, Inc. in 2001 or 2002.

(5) **Accrued Expenses**

Accrued expenses consist of the following at December 31, 2002 and 2001:

| | 2002 | 2001 |
|---|---|---|
| Accrued office closure and related costs | $ 774,332 | $ - |
| Accrued litigation | 383,000 | - |
| Accrued salary and related expenses | 178,127 | 59,452 |
| Other accrued expenses | 441,365 | 143,612 |
| | $1,776,824 | $203,064 |

(6) **Convertible Subordinated Debentures**

The Company has 9% Convertible Subordinated Debentures (the "Debentures"), which became due December 1, 2001. Interest on the Debentures is payable semi-annually on June 1 and December 1. The Debentures were convertible into common stock of the Company at the conversion price of $19.00 per share, subject to adjustment in certain events.

On December 31, 1998, the Company and the Trustee of the Debentures entered into a Second Supplemental Indenture (the "Agreement"). The purpose of the Agreement was to reduce the conversion price for the Debentures from $19.00 per share to $1.00 per share, subject to adjustment as set forth in the Indenture, during the period from December 31, 1998 through March 23, 1999. Under the Agreement, Debentures owned by related parties in the principal amount of $300,000 were converted into 300,000 shares of Common Stock, at the conversion price of $1.00 per share on December 31, 1998. In the first quarter of 1999, Debentures in the principal amount of $1,764,000 were converted into 1,764,000 shares of Common Stock, at the conversion price of $1.00 per share. As of December 31, 2000, the Company's outstanding balance on its Debentures was $117,000. In December 2001, $107,000 of its Debentures were presented for payment. As of December 31, 2001 and 2002 the Company's outstanding balance on its Debentures was $10,000.

## (7) Notes Payable

During 2001 the Company entered into a financing agreement with a supplier to purchase $193,492 of components, pursuant to a note payable (the "Note"). Principal on the Note is payable over 36 months starting October 1, 2001. Under the terms of the Note the Company agreed to pay interest at a fixed rate of 7% per annum. As of December 31, 2002, the Company owed $117,761 pursuant to the Note. Principal payments are due as follows: December 31, 2003 - $65,526, December 31, 2004 - $52,235.

In connection with the acquisition of ISSI, the Company assumed two convertible promissory notes payable with an original principal amount totaling $56,155. The Company is required to make quarterly interest payments on the outstanding principal balance at a rate of 7% per annum. The convertible promissory notes payable mature in November 2004 at which time any outstanding principal balance is due. The convertible promissory notes payable give the holder the right at any time to convert the then outstanding principal and any accrued interest balances into share of common stock based on the conversion rate of $0.89 per share of the Company's common stock.

## (8) Stockholders' Equity

### (a) Preferred Stock

On December 22, 1999 the Company, pursuant to the authority of the Company's Board of Directors, adopted a resolution creating a series of preferred stock designated as 7.0% Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The number of shares initially constituting the Series A Preferred Stock was 10,000, par value $.01 per share, which may be decreased (but not increased) by the Board of Directors without a vote of stockholders, provided, however, that such number may not be decreased below the number of then outstanding shares of Series A Preferred Stock. The holders of the shares of Series A Preferred Stock shall vote together with the Common Stock as a single class on all actions to be voted on by the stockholders of the Company. Each share of Series A Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of whole shares of Common Stock into which each share of Series A Preferred Stock is then convertible. The holders shall be entitled to notice of any stockholder's meeting in accordance with the By-Laws of the Company. Each share of Series A Preferred Stock is convertible into that number of shares of Common Stock determined by dividing the aggregate liquidation preference of the number of shares of Series A Preferred Stock being converted by $1.00 (the "Conversion Rate"). The Conversion Rate shall be subject to appropriate adjustment by stock split, dividend or similar division of the Common Stock

**(8) Stockholders' Equity** *(continued)*

**(a) Preferred Stock** *(continued)*

or reverse split or similar combinations of the Common Stock prior to conversion. The Company may at any time after the date of issuance, at the option of the Board of Directors, redeem in whole or in part the Series A Preferred Stock by paying cash equal to $100 per share together with any accrued and unpaid dividends (the "Redemption Price"). The Redemption Price shall be subject to appropriate adjustment by the Board of Directors of similar division of shares of Series A Preferred Stock or reverse split or similar combination of the Series A Preferred Stock. In the event the Company shall liquidate, dissolve or wind up, no distribution shall be made to the holders of shares of Common Stock unless, prior thereto the holders of shares of Series A Preferred Stock shall have received $100 per share (as adjusted for any stock dividends, combinations or splits) plus all declared or accumulated but unpaid dividends. The holders of shares of Series A Preferred Stock, in preference to the holders of shares of Common Stock, shall be entitled to receive cumulative dividends of $7.00 per annum per share, payable annually, subject to appropriate adjustment by the Board of Directors of the Company in the event of any stock split, dividend or similar division of shares of Series A Preferred. Dividends are payable annually, in arrears, on the last day of December in each year.

On April 12, 2000, the Company sold, in private transactions, a total of 2,250 shares of its 7% Series A Convertible Preferred Stock ($.01 per share par value), at $100 per share, consisting of 1,000 shares to an unrelated party, 1,000 shares to Dr. Lawrence Howard, son of the Company's Chairman, Mr. Robert Howard, and 250 shares to Mr. W. Scott Parr, the Company's President, Chief Executive Officer, for gross proceeds of $225,000.

On October 19, 2000 the Company, pursuant to the authority of the Company's Board of Directors, adopted a resolution creating a series of preferred stock designated as 7.0% Series B Convertible Preferred Stock (the "Series B Preferred Stock"). The number of shares initially constituting the Series B Preferred Stock was 2,000, par value $.01 per share, which may be decreased (but not increased) by the Board of Directors without a vote of stockholders, provided, however, that such number may not be decreased below the number of then outstanding shares of Series B Preferred Stock. The holders of the shares of Series B Preferred Stock have no voting rights other than is required by law. Each share of Series B Preferred Stock is convertible into that number of shares of Common Stock determined by dividing the aggregate liquidation preference of the number of shares of Series B Preferred Stock being converted by $2.00 (the "Conversion Rate"). The

(8) **Stockholders' Equity** *(continued)*

(a) **Preferred Stock** *(continued)*

Conversion Rate shall be subject to appropriate adjustment by stock split, dividend or similar division of the Common Stock or reverse split or similar combinations of the Common Stock prior to conversion. The Company may at any time after the date of issuance, at the option of the Board of Directors, redeem in whole or in part the Series B Preferred Stock by paying cash equal to $1,000 per share together with any accrued and unpaid dividends (the "Redemption Price"). The Redemption Price shall be subject to appropriate adjustment by the Board of Directors of similar division of shares of Series B Preferred Stock or reverse split or similar combination of the Series B Preferred Stock. In the event the Company shall liquidate, dissolve or wind up, no distribution shall be made to the holders of shares of Common Stock unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received $1,000 per share (as adjusted for any stock dividends, combinations or splits) plus all declared or accumulated but unpaid dividends. The holders of shares of Series B Preferred Stock, in preference to the holders of shares of Common Stock, shall be entitled to receive cumulative dividends of $70.00 per annum per share, payable annually, subject to appropriate adjustment by the Board of Directors of the Company in the event of any stock split, dividend or similar division of shares of Series B Preferred. Dividends are payable annually, in arrears, on the last day of December in each year.

In October 2000 the Company sold, in private transactions, a total of 1,400 shares of its 7% Series B Convertible Preferred Stock ($.01 per share par value), at $1,000 per share, consisting of 1,350 shares to unrelated parties, and 50 shares to Mr. W. Scott Parr, for gross proceeds of $1,400,000.

The 1,400 shares of 7% Series B Convertible Redeemable Preferred Stock were issued with a conversion price below the Company's Common Stock quoted value and as a result accreted dividends of $996,283 were recorded and included in the net loss per share calculation for the year ended December 31, 2000.

(8) **Stockholders' Equity** *(continued)*

**(b) Stock Options**

The Company has four stock option plans, which are described as follows:

*The Howtek, Inc. 1993 Stock Option Plan" ("The 1993 Plan").*

The 1993 Plan (the "Plan") was adopted in November 1993. The Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 1,625,000 shares of the Company's common stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an incentive option is granted shall not be less than the fair market value of the Company's common stock on the date of grant, except for options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the Plan vest 100% over periods extending from six months to five years from the date of grant and expire ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the Plan are generally exercisable over a ten-year period, vesting 1/3 each on the first, second, and third anniversaries of the date of grant.

*The Howtek, Inc. Director Incentive Plan*

The Company has a Director Incentive Plan (the "Director Plan"). The Company has reserved for issuance 250,000 shares under the Director Plan. The Director Plan provides for the award of (i) restricted and unrestricted stock, (ii) qualified stock options, and (iii) non-qualified stock options. The Director Plan is administered by a committee of at least one director or non-director appointed by the Board. The term of the Director Plan is ten years and the term of individual grants of stock options thereunder is ten years. Vesting periods for exercise of options and restrictions on the transferability of stock awards is determined by the committee administering the Director Plan.

**(8) Stockholders' Equity** *(continued)*

**(b) Stock Options** *(continued)*

*The Howtek, Inc. 2001 Stock Option Plan, ("The 2001 Plan").*

The 2001 Plan was adopted in August 2001, at the Annual Meeting of Stockholders at which the Stockholders voted to replace the 1993 plan, which had no further stock available for grant. The 2001 Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 1,200,000 shares of the Company's common stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an incentive option is granted shall not be less than the fair market value of the Company's common stock on the date of grant, except for options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the 2001 Plan vest 100% over periods extending from six months to five years from the date of grant and expire ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the 2001 Plan are generally exercisable over a ten year period, vesting 1/3 each on the first, second, and third anniversaries of the date of grant.

*The Howtek, Inc. 2002 Stock Option Plan, ("The 2002 Plan").*

The 2002 Plan was adopted in June 2002, at the Annual Meeting of Stockholders. The 2002 Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 500,000 shares of the Company's common stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an incentive option is granted shall not be less than the fair market value of the Company's common stock on the date of grant, except for options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the 2002 Plan vest 100% over periods extending from six months to five years from the date of grant and expire ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the 2002 Plan are generally exercisable over a ten year period.

(8) **Stockholders' Equity** *(continued)*

**(b) Stock Options** *(continued)*

A summary of stock option (incentive and non-qualifying) activity is as follows:

| | Option Shares | Price range per share | Weighted Average |
|---|---|---|---|
| Outstanding, January 1, 2000 | 1,283,574 | $ .81-$1.81 | $1.22 |
| Granted | 401,179 | $1.37-$1.75 | $1.74 |
| Exercised | (131,822) | $ .81-$1.72 | $1.10 |
| Cancelled | (127,442) | $ .81-$1.81 | $1.15 |
| Outstanding, December 31, 2000 | 1,425,489 | $ .81-$1.81 | $1.31 |
| Granted | 197,000 | $ .95-$3.00 | $1.21 |
| Exercised | (118,832) | $ .81-$1.72 | $1.28 |
| Cancelled | (27,068) | $ .81-$1.75 | $1.42 |
| Outstanding, December 31, 2001 | 1,476,589 | $ .81-$3.00 | $1.28 |
| Granted | 2,483,445 | $ .80-$3.49 | $2.42 |
| Exercised | (150,454) | $ .80-$1.75 | $1.07 |
| Cancelled | (34,832) | $1.72-$3.49 | $2.24 |
| Outstanding, December 31, 2002 | 3,774,748 | $ .80-$3.49 | $2.04 |
| Exercisable at year-end | | | |
| 2000 | 678,417 | $ .81-$1.81 | $1.28 |
| 2001 | 1,078,641 | $ .81-$3.00 | $1.27 |
| 2002 | 2,976,918 | $ .80-$3.49 | $2.05 |
| Available for future grants | | | |
| 2002 | 771,305 | | |

The weighted-average fair value of options granted during the year was $1.49 per option for 2002, $0.61 per option for 2001 and $1.15 per option for 2000.

The weighted-average remaining contractual life of stock options outstanding for all plans at December 31, 2002 was 7.8 years.

(8) **Stockholders' Equity** *(continued)*

**(b) Stock Options** *(continued)*

The following table summarizes information about stock options outstanding at December 31, 2002:

| Range of Exercise Prices: | $.80 to $.95 | $1.00 to $1.13 | $1.50 to $3.49 |
|---|---|---|---|
| Outstanding options: | | | |
| Number outstanding at December 31, 2002 | 851,668 | 374,756 | 2,548,324 |
| Weighted average remaining contractual life (years) | 6.9 | 5.1 | 8.5 |
| Weighted average exercise price | $.83 | $1.12 | $2.58 |
| Exercisable options: | | | |
| Number outstanding at December 31, 2002 | 761,950 | 374,756 | 1,840,212 |
| Weighted average remaining contractual life (years) | 6.8 | 5.1 | 8.1 |
| Weighted average exercise price | $.82 | $1.12 | $2.74 |

**(c) Earnings per Share**

The Company follows Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires the presentation of both basic and diluted earning per share on the face of the Statements of Operations. Conversion of the subordinated debentures and other convertible debt and preferred stock and assumed exercise of options and warrants are not included in the calculation of diluted loss per share since the effect would be antidilutive. Accordingly, basic and diluted net loss per share do not differ for any period presented. The following table summarizes the common stock equivalent of securities that were outstanding as of December 31, 2002, 2001 and 2000, but not included in the calculation of diluted net loss per share because such shares are antidilutive:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Stock options | 3,774,748 | 1,476,589 | 1,425,489 |
| Stock warrants | 57,000 | 57,000 | 57,000 |
| Convertible Subordinated Debentures | - | - | 6,158 |
| Convertible Revolving Promissory Note | 80,000 | - | 393,607 |
| Convertible Promissory Note | - | - | 310,000 |
| Convertible Series A Preferred Stock | 715,000 | 815,000 | 815,000 |
| Convertible Series B Preferred Stock | 700,000 | 700,000 | 700,000 |

**(8) Stockholders' Equity** *(continued)*

**(d) Stock Subscription Warrants**

In December, 1999 the Company issued a common stock purchase warrant (the "Warrant") to the company (the "Manufacturer") responsible for the assembly of the Company's MultiRAD™ medical film digitizer, as part of its manufacturing agreement. The Warrant entitles the Manufacturer to purchase from the Company up to 50,000 shares of the Company's common stock at $2.50 per share. The Manufacturer may exercise the Warrant at any time or from time to time on or prior to December 31, 2004. The Company estimated the fair value of the Warrant at the date of issue to be $54,000 using the Black-Scholes option-pricing model. Accordingly, the value of the Warrant was expensed over the two- year period of the agreement.

During 2000 the Company issued a common stock purchase warrant (the "New Warrant") to the company (the "Supplier") responsible for software development of certain of the Company's software, as part of its development agreement entered into in 2000. The Warrant entitles the Supplier to purchase from the Company up to 7,000 shares of the Company's common stock at $3.00 per share. The Supplier may exercise the Warrant at any time or from time to time on or prior to February 28, 2005. The Company estimated the fair value of the Warrant at the date of issue to be $12,818 using the Black-Scholes option-pricing model. The value of the Warrant was expensed in 2000.

**(9) Income Taxes**

As a result of the 2002, 2001 and 2000 losses, no income tax expense was incurred for these years.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Deferred tax liabilities (assets) are comprised of the following at December 31:

| | 2002 | 2001 |
|---|---|---|
| Inventory (Section 263A) | $( 393,000) | $( 155,000) |
| Inventory reserves | ( 24,000) | ( 136,000) |
| Receivable reserves | ( 14,000) | ( 56,000) |
| Other accruals | ( 24,000) | ( 18,000) |
| Accumulated depreciation | 9,000 | 1,000 |
| Acquisition related intangibles | 2,102,000 | - |
| Tax credits | ( 2,459,000) | ( 2,388,000) |
| NOL carry forward | (14,351,000) | (14,222,000) |
| Gross deferred tax asset | (15,154,000) | (16,974,000) |
| Deferred tax assets valuation allowance | $15,154,000 | $16,974,000 |
| Net deferred tax assets | $ - 0 - | $ - 0 - |

(9) Income Taxes *(continued)*

As of December 31, 2002, the Company has net operating loss carry forwards totaling approximately $42,300,000. The amount of the net operating loss carry forwards, which may be utilized in any future period, may be subject to certain limitations based upon changes in the ownership of the Company's common stock. The following is a breakdown of the net operating loss expiration period:

| Expiration date | Amount of remaining NOL |
|---|---|
| 2003 | 3,300,000 |
| 2004 | 4,200,000 |
| 2005 | 2,200,000 |
| 2006 | 2,200,000 |
| 2007 | 300,000 |
| 2008 | 600,000 |
| 2009 | 100,000 |
| 2010 | 4,000,000 |
| 2011 | 4,400,000 |
| 2012 | 2,300,000 |
| 2018 | 3,600,000 |
| 2019 | 2,200,000 |
| 2020 | 1,400,000 |
| 2021 | 2,100,000 |
| 2022 | 9,400,000 |

In addition the Company has available tax credit carry forwards (adjusted to reflect provisions of the Tax Reform Act of 1986) of approximately $2,459,000, which are available to offset future taxable income and income tax liabilities, when earned or incurred. These amounts expire in various years through 2022.

(10) Sales Information

(a) Geographic Information

The Company's sales are made to U.S. distributors, dealers and to foreign distributors of computer and related products. Total export sales, which includes sales made to a U.S. based international distributor of computer and related products, were $301,000 or 6% of total sales in 2002, $944,000 or 20% of total sales in 2001 and $3,243,000 or 42% of total sales in 2000.

## (10) Sales Information *(continued)*

### (a) Geographic Information *(continued)*

The Company's principal concentration of export sales was in Europe, which accounted for 26% of 2002 export sales. In 2001, Australia accounted for 35% of the Company's export sales and in 2000, with the addition of a large OEM customer, the Company's principal concentration of export sales was in Canada, which accounted for 71% of export sales. The balance of the export sales was into the Far East, Mexico and Central America.

As of December 31, 2002 and 2001 the Company had outstanding receivables of $15,000 and $136,000, respectively, from distributors of its products who are located outside of the United States.

### (b) Major Customers

During the year ended December 31, 2002 the Company had one major customer with sales of $2,631,709 (or 53% of sales) and an accounts receivable balance of $1,190,990 at December 31, 2002. The Company did not have any major customers in 2001. In 2000 the Company had one major customer that operated as an OEM, with sales of $2,062,955 (or 26% of sales) and an accounts receivable balance of $428,994 at December 31, 2000.

### (c) Product Information

The Company's revenues by product line are as follows:

| For the year ended December 31, | 2002 | 2001 | 2000 |
|---|---|---|---|
| CAD | $2,628,135 | $ - | $ - |
| Medical imaging | 1,660,493 | 2,315,738 | 2,256,312 |
| FotoFunnel | 274,169 | 988,199 | 2,217,798 |
| Graphic arts | 437,387 | 1,531,360 | 3,319,407 |
| Total | $5,000,184 | $4,835,297 | $7,793,517 |

## (11) Commitments and Contingencies

### (a) Lease Obligations

As of December 31, 2002, the Company had two lease obligations related to its facilities. The Company's principal executive offices and research and development laboratory in Hudson, New Hampshire was leased by the Company from Mr. Robert Howard, Chairman of the Board of Directors pursuant to a lease which expired January 31, 2003. The lease obligation for 2003 is approximately $6,542.

(11) **Commitments and Contingencies** *(continued)*

**(a) Lease Obligations** *(continued)*

In addition, as a result of its acquisition of ISSI, the Company leases a facility for its software research and development group located at 4902 Eisenhower Blvd, Suite 185, Tampa, Florida. The facility consists of research and development and office space and is leased by the Company pursuant to a lease, which expires July 31, 2007 at an annual rent of approximately $53,000.

Rental expense for all leases for the years ended December 31, 2002, 2001 and 2000 was $198,429, $78,500 and $78,500, respectively.

In January 2003, the Company relocated its principal executive offices and research and development laboratory to 4 Townsend West, Suite 17, Nashua, New Hampshire, from its previous location in Hudson, New Hampshire. The facility consists of manufacturing, research and development and office space and is leased by the Company pursuant to a lease, which expires December 31, 2006 at an annual rent of approximately $40,200.

Future minimum rental payments due under these agreements as of December 31, 2002 are approximately as follows:

| Fiscal Year | Amount |
|---|---|
| 2003 | $ 90,600 |
| 2004 | 92,400 |
| 2005 | 95,500 |
| 2006 | 98,600 |
| 2007 | 32,400 |
| | $409,500 |

**(b) Litigation**

During 2002, a complaint was filed against the Company and 213 other defendants in the United States District Court for the Eastern District of Texas, entitled The Massachusetts Institute of Technology and Electronics for Imaging, Inc. v. Abacus Software Inc. et al., Case No. 501CV344. The plaintiff claims the Company and other defendants have infringed a United States patent alleged to cover color reproduction system technology. With respect to the Company, the alleged infringement involves certain of the Company scanners and other products sold to customers in the graphic arts/prepress and photographic markets. The plaintiff seeks unspecified damages together with interest, injunctive relief and recovery of reasonable attorney's fees.

**(11) Commitments and Contingencies** *(continued)*

**(b) Litigation** *(continued)*

Based upon management's review of the claim, it is estimated that the Company's probable and estimable infringement liability for this claim will range between $383,000 and $639,000. As of December 31, 2002, the Company has recorded an accrual of $383,000 related to this claim.

While it is not possible to predict the ultimate outcome of the infringement claim, the Company believes that resolution of this matter is not expected to have a material adverse effect on the Company's financial position. The Company cautions, however, that these estimates for infringement claims are difficult to predict and may be influenced by many factors. Accordingly, this matter, if resolved in a manner different from the estimate, could have a material effect on the Company's financial position.

On June 3, 2002, ISSI was sued in United States District Court for the District of Delaware by R2 Technology, Inc. and Shih-Ping Wang. The lawsuit alleges that ISSI's MammoReader device infringes certain patents owned by R2 Technology, Inc. The complaint requests treble damages, but does not specify the amount of damages sought. The complaint also seeks to enjoin ISSI from further infringement. On July 11, 2002, subsequent to the acquisition of ISSI by Howtek, the plaintiffs amended their complaint to add *i*CAD, Inc. (formerly, Howtek Inc.) and its subsidiary ISSI Acquisition Corp. as additional parties. The Company believes the lawsuit is without merit and intends to vigorously defend itself. On November 8, 2002, the Company filed an initial answer to the lawsuit, denying all claims and asserting a counterclaim challenging the validity of the patents in question.

**(12) Financial instruments**

The carrying amounts of financial instruments, including cash and equivalents, accounts receivable, accounts payable, accrued expenses, demand notes payable to related parties and convertible debentures and other convertible debt approximated fair value as of December 31, 2002 and 2001, due to either short maturity or terms similar to those available to similar companies in the open market.

(13) Quarterly Financial Data (unaudited)

| 2002 | Net sales | Gross profit | Net income (loss) | (Loss) per share |
|---|---|---|---|---|
| First quarter | $ 775,633 | $ 180,221 | $ ( 521,122) | $ (0.04) |
| Second quarter | $ 776,600 | $(2,665,747) | $ (7,359,510) | $ (0.47) |
| Third quarter | $1,286,966 | $ 727,887 | $ (1,640,665) | $ (0.06) |
| Fourth quarter | $2,160,985 | $ 1,596,180 | $ 103,007 | $ 0.00 |
| **2001** | | | | |
| First quarter | $1,513,604 | $ 392,141 | $ (639,591) | $ (0.05) |
| Second quarter | $ 932,160 | $ 146,627 | $ (797,943) | $ (0.06) |
| Third quarter | $1,139,025 | $ 302,348 | $ (548,205) | $ (0.04) |
| Fourth quarter | $1,250,508 | $ 57,775 | $ (635,032) | $ (0.05) |

The above totals are reflective of the Company's decision in the second quarter of 2002 to no longer support its graphic arts and photographic product lines. In connection with the discontinuance, the Company recorded charges related to the write off of inventory, fixed assets and intangible assets related to those product lines. Total charges incurred during the second quarter of 2002 related to the write off amounted to $2,786,540. Results for the third and fourth quarters of 2002 include the operations of ISSI which was acquired on June 28, 2002. During the fourth quarter of 2002, the Company recorded sales of $188,177 related to the licensing and divestiture of discontinued product lines.

## *iCAD, Inc. and Subsidiaries*
## *Schedule II - Valuation and Qualifying Accounts and Reserves*

| Col. A | Col. B | Col. C | Col. D | Col. E |
|---|---|---|---|---|
| Description | Balance at Beginning of Year | Charged to Cost and Expenses | Deductions | Balance at end of Year |
| Year End December 31, 2002: | | | | |
| Allowance for Doubtful Accounts | $ 165,000 | $ 26,560 | $ 151,560 (1) | $ 40,000 |
| Inventory Reserve | $ 700,000 | $ 2,622,151 | $ 3,252,151 (2) | $ 70,000 |
| Year End December 31, 2001: | | | | |
| Allowance for Doubtful Accounts | $ 255,999 | $ 50,845 | $ 141,844 (1) | $ 165,000 |
| Inventory Reserve | $ 361,931 | $ 379,285 | $ 41,216 (2) | $ 700,000 |
| Year End December 31, 2000: | | | | |
| Allowance for Doubtful Accounts | $ 150,500 | $ 105,499 | $ - (1) | $ 255,999 |
| Inventory Reserve | $ 200,175 | $ 289,370 | $ 127,614 (2) | $ 361,931 |

(1) Represents the amount of accounts charged off.

(2) Represents inventory written off and disposed of.

# *Investor Information*

**Market for Registrant's Common Equity and Related Stockholder Matters.**

The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "ICAD". The following table sets forth the range of high and low sale prices for each quarterly period during 2002 and 2001.

| Fiscal year ended December 31, 2002 | High | Low |
|---|---|---|
| First Quarter | $3.500 | $1.420 |
| Second Quarter | 3.250 | 2.010 |
| Third Quarter | 3.170 | .950 |
| Fourth Quarter | 2.800 | 1.030 |
| **Fiscal year ended December 31, 2001** | | |
| First Quarter | $3.375 | $2.500 |
| Second Quarter | 3.000 | 1.860 |
| Third Quarter | 2.150 | .700 |
| Fourth Quarter | 1.900 | .930 |

As of March 11, 2003 there were 304 holders of record of the Company's Common Stock. In addition, the Company believes that there are in excess of 700 holders of the Common Stock whose shares are held in "street name".

The Company has not paid any cash dividends on its Common Stock to date, and the Company does not contemplate payment of cash dividends in the foreseeable future. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition, and other factors considered relevant to the Company's Board of Directors. There are no non-statutory restrictions on the Company's present or future ability to pay dividends. The Company currently has two outstanding Series of Preferred Stock that have dividend rights that are senior to holders of Common Stock.

# *Market Information*

**Stock Exchange Listing**

NASDAQ
Ticker Symbol: ICAD

**Transfer Agent**

Continental Stock Transfer & Trust Company
17 Battery Place, New York, New York 10004

**Independent Auditors**

BDO Seidman, LLP
Boston, Massachusetts

**Outside Counsel**

Blank Rome LLP
New York, New York

A copy of iCAD's annual report to the U.S. Securities and Exchange Commission on Form 10-K is available free of charge on our web site, www.icadmed.com, or by writing to iCAD, Inc., 4 Townsend West, Suite 17, Nashua, NH 03063.

# *Selected Financial Data*

Selected Statement of Operations Data

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| Sales | $5,000,184 | $4,835,297 | $7,793,517 | $6,663,230 | $5,323,601 |
| Gross margin | (161,459) | 898,891 | 1,900,027 | 1,594,124 | 1,223,135 |
| Total operating expenses | (9,208,664) | (3,439,557) | (3,595,661) | (3,789,306) | (4,096,944) |
| Loss from operations | (9,370,123) | (2,540,666) | (1,695,634) | (2,195,182) | (2,873,809) |
| Interest expense - net | (48,167) | (80,105) | (132,014) | (1,801,646) | (498,514) |
| Net loss | (9,418,290) | (2,620,771) | (1,827,648) | (3,996,828) | (3,372,323) |
| Net loss available to common stockholders | (9,566,338) | (2,775,821) | (2,896,520) | (3,996,828) | (3,372,323) |
| Net loss per share | (0.46) | (0.20) | (0.22) | (0.32) | (0.33) |
| Weighted average shares outstanding basic and diluted | 20,928,397 | 13,950,119 | 13,373,086 | 12,660,613 | 10,142,672 |

Selected Balance Sheet Data

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| Total current assets | $3,116,665 | $3,586,602 | $5,082,016 | $4,457,910 | $4,798,576 |
| Total assets | 26,077,356 | 4,161,125 | 5,945,928 | 5,696,609 | 6,351,421 |
| Total current liabilities | 4,313,690 | 2,003,807 | 2,143,873 | 2,019,340 | 2,198,995 |
| Loans payable to related parties, including current portion | 200,000 | 500,000 | 1,400,000 | 1,140,000 | 765,000 |
| Note payable, including current portion | 173,916 | 178,870 | - | - | - |
| Convertible Subordinated Debentures, including current portion | 10,000 | 10,000 | 117,000 | 117,000 | 1,881,000 |
| Stockholders' equity | 21,455,276 | 2,039,557 | 2,902,055 | 2,920,269 | 2,271,426 |


iCAD
intelligent CAD

4 Townsend West, Suite 17
Nashua, NH 03063
603 882 5200

www.icadmed.com